UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2016

On August 11, 2016, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2016 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

	By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 11, 2016

adecoagro

2Q16

2Q16
Earnings Release
Conference Call

English Conference Call
August 12, 2016
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $51.2 million in 2Q16 and $94.4 million for 6M16, 7.6% and 39.2% higher year-over-year, respectively

Luxembourg, August 11, 2016 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the second quarter ended June 30, 2016. The financial and operational information contained in this press release is based on the unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance (1)						
$ thousands	**2Q16**	**2Q15 (1)**	**Chg %**	**6M16**	**6M15**	**Chg %**
Gross Sales	169,220	170,926	(1.0%)	290,704	285,144	1.9%
Net Sales (2)	164,612	164,647	(0.0%)	281,841	273,883	2.9%
Adjusted EBITDA (3)						
Farming & Land Transformation	5,075	2,745	84.9%	31,279	25,836	21.1%
Sugar, Ethanol & Energy	50,640	49,023	3.3%	72,728	51,415	41.5%
Corporate Expenses	(4,558)	(4,242)	(7.4%)	(9,637)	(9,439)	(2.1%)
Total Adjusted EBITDA	**51,157**	**47,526**	**7.6%**	**94,370**	**67,812**	**39.2%**
Adjusted EBITDA Margin (3)	**31.1%**	**28.9%**	**7.7%**	**33.5%**	**24.8%**	**35.2%**
Net Income	(17,750)	(5,259)	(237.5%)	(14,998)	(10,833)	38.4%
Farming Planted Area (Hectares)	217,611	224,373	(3.0%)	217,611	224,373	(3.0%)
Sugarcane Plantation Area (Hectares)	132,854	127,688	4.0%	132,854	127,688	4.0%

- Adecoagro recorded Adjusted EBITDA(3) of $51.2 million in 2Q16, marking a 7.6% increase compared to 2Q15.

- Adjusted EBITDA margin(3) during 2Q16 reached 31.1% in 2Q16, compared to 28.9% in 2Q15.

- Adjusted EBITDA year-to-date stands at $94.4 million, 39.2% higher year-over-year.

(1) We have reclassified our long term biological assets (bearer plants) to Property, Plant and Equipment, pursuant to our adoption of amended IAS 41 and have revised comparative figures for 2015 accordingly. Please see "Changes to Biological Asset Accounting" in 1Q16 Earnings Release page 3.

(2) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(3) Please see "Reconciliation of Non-IFRS measures" starting on page 25 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2Q16 Financial & Operational Performance Highlights Adjusted EBITDA for our Farming and Land Transformation businesses’ in 2Q16 was $5.1 million, 84.9% higher than in 2Q15. The increase is primarily explained by a $24.1 million increase in margins, mostly stemming from our Crops segment as a result of: (i) higher realized corn and soybean prices driven by the elimination/reduction of export taxes and export quotas and the recent rebound in international markets; (ii) coupled with lower production costs in US dollars resulting from the devaluation of the Argentine peso and lower input prices for seeds, fertilizers and agrochemicals. Results were partially offset by a $21.0 million loss generated by the mark-to-market of our commodity hedge positions, of which $8.7 million or 41.5% is related to the current crop and $12.3 million or 58.5% is related to the new crop. The hedging losses related to the current crop are offset by the higher fair value of biological assets and the mark-to-market of grain inventories. Hedging losses related to next year’s crop are offset the following fiscal year as the crop is planted and harvested. Year-to-date, Adjusted EBITDA reached $31.3 million compared to $25.8 million. The increase is explained by the same drivers influencing quarterly results. In our Sugar, Ethanol & Energy business, Adjusted EBITDA in 2Q16 reached $50.6 million, 3.3% higher than 2Q15. Adjusted EBITDA margin grew from 57.0% in 2Q15 to 58.7% in the current quarter. Despite a 7.7% reduction in sugarcane crushing due to excess rains, lower ethanol sales as a result of the implementation of an ethanol carry strategy to capture higher prices towards the end of the season, and a $13.1 million mark-to-market loss from our sugar hedge position; we were able to increase margins. The main factors contributing to enhanced financial performance during the quarter are: (i) a 4.6% reduction in unitary production costs measured in BRL as a result of our focus on low cost and operational efficiency; (ii) a 14% year-over-year average devaluation of the BRL, which further dilutes production costs and depreciation expenses in US dollar terms; and (iii) higher sugar prices and sugarcane yields resulted in a $17.7 million increase in Changes in Fair Value of unharvested sugarcane, offsetting the negative mark-to-market result of our sugar hedge position. On a cumulative basis, Adjusted EBITDA for 6M16 grew by 41.5% reaching $72.7 million. Adjusted EBITDA margin expanded to 46.7%. These results are primarily explained by (i) a 24.2% increase in crushing volumes, coupled with a 17.0% increase in TRS sold, as a result of the early start of the harvest due to the implementation of the “continuous harvest” model; (ii) enhanced agricultural efficiencies and BRL devaluation resulting in a 20.4% dilution of unitary production costs; and (iv) higher sugar prices and yields resulted in a $27.7 million year-over-year gain from the Fair Value of unharvested sugarcane. Results were partially offset by a $12.3 million loss generated by the mark-to-market of our sugar hedge position, compared to a $13.9 million gain generated in 6M15. Since mid-June and throughout July, rainfalls in Mato Grosso do Sul in Brazil have normalized, returning to the historical average. As a result, our mills have been able to accelerate the pace of harvest and compensate the crushing delay generated in the second quarter. Net Income in 2Q16 was a loss of $17.7 million, compared to a loss of $5.3 million in 2Q15. Despite higher Adjusted EBITDA, net income year-over-year was lower primarily as a result of (i) higher financial results losses ($38.3 million loss in 2Q16 versus $14.4 million loss in 2Q15) mainly driven by the devaluation of the Argentine Peso on our net monetary position in foreign currency, and a negative mark-to-market result from foreign exchange futures contracts; and offset by (ii) an $8.8 million decrease in depreciation and amortization expenses; and (iii) a $2.3 million decrease in income taxes. 2

2Q16 Free Cash Flow: The seasonal nature of our business during the first and second quarter of the year necessitates us to be net consumers of cash as we finance working capital requirements. The bulk of our crops and sugarcane are harvested during the second and third quarters. Accordingly, the majority of sales and cash collections are concentrated during the third and fourth quarters of the year. Free cash flow, net of changes in borrowings (Operating CF minus Investing CF minus interests paid) was negative $36.2 million in 2Q16 and negative $66.2 million year-to-date. Free cash flow generation in the first semester of 2016 was negatively affected by: (i) a delay in soybean and corn harvesting as a result of excess rains during the end of March and early April; (ii) a delay in sugarcane crushing in May and early June in our cluster in Mato Grosso do Sul due to record-high rains; (iii) the implementation of an ethanol carry strategy to capture higher prices towards year-end as we have successfully done the last two years; and (iv) the rally in commodity prices in the second quarter has resulted in temporary cash requirements to cover margin calls related to our commodity derivative hedges. Once the contracts expire and the crop is sold, the cash is recovered. We believe that, as a result of these weather and market-related issues, sales and cash flow generation during 2016 will be highly concentrated in the fourth quarter. Despite these delays, we remain confident of our ability to meet our operational, economic and financial objectives. Our target expectations remain unchanged. Market Overview Soybean and corn prices during 2Q16 rallied 29.4% and 24.5%, respectively, supported by concerns over South America’s production volumes and weather uncertainty in the United States regarding production for the new crop. Weather remains the major market driver for soybean prices. Subsequently to June 30, 2016, both soybean and corn prices for next delivery months have declined by 13.4% and 9.3%, respectively, as weather concerns have abated. By implementing an active hedging strategy, we are constantly attempting to protect gross margins regardless of spot prices. Sugar prices rallied impressively during 2Q16, moving from $14.4 cents/pound in early March to as high as $20.8 cents/pound in late June. Prices were driven by a favorable macro environment for commodities, associated with heavy rains in the Center-South of Brazil and drought in Asia. The start of the harvest in the Center-South region of Brazil and consequently the increase of ethanol availability in the market put ethanol prices under pressure during the 2Q16. Despite the price seasonality, when compared to the same period last year, prices are 20% higher driven by the gasoline price hike and tax changes which occurred last year. 3 adecoagro

2Q16

Farming & Land Transformation Business

Operational Performance

2015/16 Harvest Year

Farming Production Data									
Planting & Production	**Planted Area (hectares)**			**2015/16 Harvested Area**			**Yields (Tons per hectare) (3)**		
	2015/16	**2014/15**	**Chg %**	**Hectares**	**% Harvested**	**Production**	**2015/16**	**2014/15**	**Chg %**
Soybean	59,478	63,944	(7.0%)	59,194	99.5%	168,493	2.8	3.2	(11.4%)
Soybean 2nd Crop	28,950	32,532	(11.0%)	28,539	98.6%	69,473	2.4	2.5	(1.5%)
Corn (1)	38,730	32,461	19%	21,532	55.6%	132,343	6.1	6.3	(1.7%)
Corn 2nd Crop	3,992	7,583	(47.4%)	2,726	68.3%	10,401.0	3.8	3.9	(3.1%)
Wheat (2)	32,396	37,020	(12.5%)	32,396	100.0%	82,167	2.5	2.3	11.0%
Sunflower	9,548	12,314	(22.5%)	9,548	100.0%	15,521	1.6	1.8	(8.0%)
Cotton	-	3,160	n.a	-	-	-	-	0.7	-
Total Crops	**173,094**	**189,014**	**(8.4%)**	**153,935**	**88.9%**	**478,398**			
Rice	37,565	35,328	6.3%	37,565	100.0%	220,758	5.9	5.1	15.2%
Total Farming	**210,660**	**224,343**	**(6.1%)**	**191,500**	**90.9%**	**699,156**			
Owned Croppable Area	120,065	124,172	(3.3%)	137,527	114.5%				
Leased Area	64,604	60,056	7.6%	55,008	85.1%				
Second Crop Area	32,942	40,115	(17.9%)	31,264	94.9%				
Total Farming Area	**217,611**	**224,343**	**(3.0%)**	**223,799**	**102.8%**				
	Milking Cows (Average Heads)			**Milk Production (MM liters)(1)**			**Productivity (Liters per cow per day)**		
Dairy	**2Q16**	**2Q15**	**Chg %**	**2Q16**	**2Q15**	**Chg %**	**2Q16**	**2Q15**	**Chg %**
Milk Production	6,778	6,609	2.6%	21.6	21.0	2.9%	35.1	35.0	0.3%

(1) Includes sorghum and peanuts

(2) Includes barley.

(3) Yields for 2015/16 season are partial yields related to the harvesed area as of July 15, 2016. Yields for 2013/14 reflect the full harvest season.

Note : Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of July 28, 2016, 88.7% of our planted area was successfully harvested. The remaining 23,781 hectares are expected to be harvested by early August.

Soybean: As of the end of July 2016, we harvested 99.5%, or 59,194hectares of our soybean crop. Average yield reached 2.8 tons per hectare, 11.4% below the previous harvest season, but above the company's historical average. Productivity was highly variable by country and region as a result of the weather volatility caused by El Niño.

In Argentina, the northern region (north Santa Fe and Santiago del Estero provinces) was affected by excess rains during May. Yields decreased by 13.5% compared to last year, reaching 2.4 tons per hectare. In the Humid Pampas, the timing and intensity of rainfalls were optimal allowing the crop to fully develop. As a result, yields reached 3.6 tons per hectare, in line with the 2014/15 harvest season which was a record crop. Overall, yields in Argentina decreased by 5.9% to 3.2 tons per hectare, but remain above the historical average.

4

2Q16 In western Bahia, Brazil, contrary to what happened in Argentina, El Niño resulted in a severe drought. Yields were negatively affected and dropped to 2.3 tons per hectare, 20.3% below last year. Uruguay suffered from severe rains and flooding resulting in a 25.1% yield loss, from 2.2 to 1.7 tons per hectare. Soybean 2nd crop: By the end of July 2016, 98.6% of the area was harvested. Yields were in line with the 2014/15 harvest season reaching 2.4 tons per hectare, and significantly above our historical average yields. Corn: As of July 20, 2016, the harvested area for early corn totaled 21,532 hectares or 55.6% of the total planted area. Seeking to diversify our crop risk and manage water requirements, approximately 24% of the corn was planted early in September and 76% was planted late during the end of November and December 2015. Average yields obtained by the end of July were 6.1 tons per hectare. As in the case of soybean, yield performance has been quite different according to the region. In the south of Buenos Aires and the Humid Pampas regions, yields are expected to be above historical average, while in the northern part of the country, yields are expected to be negatively affected by the abundant rainfalls. Sunflower: As July, 2016, 100% of our sunflower area was harvested, yielding an average of 1.6 tons/ha, 8.0% below the previous harvest season Wheat: The harvest of wheat had been completed as of December 2015 and reported in previous releases. Average yield for the wheat crop was 2.5 tons per hectare, 11.0% higher than the previous harvest year. Planting for the 2016/17 harvest year began in May 2016 favored by abundant rainfalls from January to April 2015, which have filled the water table. Rice: As of the end of March 2016, the rice harvest was complete. Harvested yields reached 5.9 tons per hectare, 15.2% above the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop's cycle. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy. 2016/17 Harvest Year Towards the end of 2Q16, Adecoagro began its planting activities for the 2016/17 harvest year. Good rain levels in Argentina between March and June allowed us to commence the seeding of wheat under normal conditions. As of the date of this report, a total of 30,747 hectares have been successfully planted. 5 adecoagro
2Q16

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Gross Sales						
Farming	78,294	78,529	(0.3%)	126,227	137,216	(8.0%)
Total Sales	**78,294**	**78,529**	**(0.3%)**	**126,227**	**137,216**	**(8.0%)**
Adjusted EBITDA (1)						
Farming	5,075	2,745	84.9%	31,279	25,836	21.1%
Land Transformation	-	-	-	-	-	-
Total Adjusted EBITDA (1)	**5,075**	**2,745**	**84.9%**	**31,279**	**25,836**	**21.1%**
Adjusted EBIT (1)						
Farming	3,800	1,048	262.6%	28,830	22,393	28.7%
Land Transformation	-	-	-	-	-	-
Total Adjusted EBIT (2)	**3,800**	**1,048**	**262.6%**	**28,830**	**22,393**	**28.7%**
Adjusted EBIT Margin	**4.9%**	**1.3%**	**263.7%**	**22.8%**	**16.3%**	**40.0%**

Adjusted EBIT(2) for the Farming and Land Transformation businesses was $3.8 million in 2Q16, $2.8 million higher than 2Q15. This 263% increase is primarily the result of (i) a $23.1 million higher margin in the Crops segment mainly explained by higher soybean and corn prices driven by (i) the elimination/reduction of export taxes and export quotas in Argentina and recent rebound in international prices; and (ii) lower production and SG&A costs in dollars resulting from the devaluation of the Argentine peso and lower input prices (seeds, fertilizers and agrochemicals). Results were partially offset by a $21.0 million negative mark-to-market of our commodity hedge position (derivatives and forward contracts) as a result of the recent rally in soybean and corn prices. $8.7 million or 41.5% of this loss is related to the current harvest season, and is therefore fully offset by higher biological assets and net realizable value (mark-to-market of grain inventories). The remaining $12.3 million or 58.5% of the negative mark-to-market is related to the new 2016/17 crop, and will not be fully offset in the P/L until next fiscal year, once we start recognizing biological growth and harvesting the crop. There were no farm sales during 2Q16 and 2Q15.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 25 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

6

2Q16

Crops Segment

Crops - Highlights							
	metric	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Gross Sales	*$ thousands*	46,148	49,079	(6.0%)	68,097	70,908	(4.0%)
	thousand tons	193	204	(5.6%)	297	291	2.2%
	$ per ton	239.7	241	(0.4%)	229.3	244	(6.1%)
Adjusted EBITDA	*$ thousands*	3,381	692	389%	20,356	15,983	27.4%
Adjusted EBIT	***$ thousands***	**3,028**	**209**	**1,348.8%**	**19,680**	**15,007**	**31.1%**
Planted Area [1]	*hectares*	140,153	148,929	(5.9%)	140,153	148,929	(5.9%)

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment increased to $3.0 million in 2Q16 from $0.2 million in 2Q15. The sharp increase is primarily explained by (i) a $29.6 million gain in Changes in Fair Value of Biological Assets and Agricultural Produce, which reflects the margins recognized throughout the biological growth cycle and harvest of our crops related to the 2015/16 harvest year, contrasted to a $6.5 million gain during 2Q15 related to the 2014/15 harvest. This 358% increase in margins is mainly explained by (i) lower production and SG&A costs due to the devaluation of the Argentine peso as well as lower prices for agrochemicals, seeds and fertilizers; and (ii) higher soybean and corn prices resulting from the elimination of export taxes and export quotas. These effects were partially offset by (i) a $21.0 million loss generated from the mark-to-market of our commodity hedge position, compared to a $0.8 million gain in 2Q15.

Crops - Changes in Fair Value Breakdown								
6M16	**metric**	**Soy**	**Soy 2nd Crop**	**Corn**	**Corn 2nd Crop**	**Wheat**	**Sunflower**	**Total**
2015/16 Harvest Year								
Total planted Area Plan	***Hectares***	**59,526**	**30,275**	**39,867**	**3,992**	**31,543**	**9,548**	**174,751**
Planted area in initial growing stages	*Hectares*	-	-	-	-	-	-	-
Planted area with significant biological growth	*Hectares*	1,242	2,268	22,639	2,667		-	28,816
Changes in Fair Value in 6M16 from planted area 2015/2016 with significant biological growth (i)	***$ thousands***	**190**	**313**	**7,590**	**506**	**-**	**-**	**8,599**
Area harvested in previous periods	*Hectares*	7,834	634	6,020	-	31,543	8,906	54,937
Area harvested in current period	*Hectares*	50,450	27,373	11,208	1,325	-	642	90,998
Changes in Fair Value in 6M16 from harvested area 2015/16 (ii)	***$ thousands***	**17,838**	**8,856**	**7,910.85**	**1,075**	**131**	**1,248**	**37,058**
Total Changes in Fair Value in 6M16 (i+ii)	***$ thousands***	**18,028**	**9,169**	**15,501**	**1,581**	**131**	**1,248**	**45,657**

The table above shows the gains or losses from crop production generated during 6M16. A total of 174,751 hectares were planted in the 2015/16 crop. As of June 30, 2016, total Changes in Fair Value, which captures the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, stood at $45.7 million, as opposed to $15.5 million generated during the same period last year. As explained above, the main explanation for higher margins is lower costs driven by the devaluation of the Argentine peso and higher corn prices in the local market driven by the elimination of export taxes and quotas.

7

adecoagro
2Q16

Planting operations for the new 2016/17 crops are well underway, thanks to above average weather conditions. Due to abundant rainfalls by the end of the quarter, both the soil humidity conditions and water reserves are in optimum conditions.

As shown in the table below, crops sales year-to-date reached $68.1 million, 4.0% below last year, primarily as a result of lower average realized prices.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume			$ per unit		
Crop	2Q16	2Q15	Chg %	2Q16	2Q15	Chg %	2Q16	2Q15	Chg %
Soybean	33,150	33,316	(0.5%)	124,089	127,065	(2.3%)	267	262	1.9%
Corn (1)	8,886	9,909	(10.3%)	51,153	61,783	(17.2%)	174	160	8.3%
Wheat (2)	1,652	681	142.6%	11,073	4,833	129.1%	149	141	5.9%
Sunflower	2,141	4,409	(51.4%)	5,877	8,799	(33.2%)	364	501	(27.3%)
Cotton Lint	283	212	33.6%	333	182	82.8%	849	1,162	(26.9%)
Others	36	552	(93.5%)						
Total	**46,148**	**49,079**	**(6.0%)**						

	Amount ($ '000)			Volume			$ per unit		
Crop	6M16	6M15	Chg %	6M16	6M15	Chg %	6M16	6M15	Chg %
Soybean	39,358	38,533	2.1%	149,829	144,553	3.6%	263	267	(1.5%)
Corn (1)	16,103	14,058	14.5%	93,239	90,446	3.1%	173	155	11.1%
Wheat (2)	5,642	7,542	(25.2%)	37,042	35,462	4.5%	152	213	(28.4%)
Sunflower	5,245	9,046	(42.0%)	15,882	19,313	(17.8%)	330	468	(29.5%)
Cotton Lint	1,118	925	20.9%	1,048	770	36.2%	1,066	1,202	(11.3%)
Others	631	804	(21.5%)						
Total	**68,097**	**70,908**	**(4.0%)**						

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

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2Q16

Rice Segment

Rice - Highlights	metric	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Gross Sales	*$ thousands*	25,007	20,239	23.6%	45,556	48,727	(6.5%)
Sales of White Rice	*thousand tons* (1)	90.0	39.7	126.9%	164.0	117.1	40.1%
	$ per ton	246	434	(43.3%)	246	371	(33.7%)
	$ thousands	22,127	17,065	29.7%	41,456	43,381	(4.4%)
Sales of By-products	*$ thousands*	2,880	3,174	(9.3%)	4,100	5,346	(23.3%)
Adjusted EBITDA	*$ thousands*	437	86	408.1%	9,014	6,022	49.7%
Adjusted EBIT		**(181)**	**(680)**	**73.4%**	**7,841**	**4,461**	**75.8%**
Area under production (2)		37,565	35,328	6.3%	37,565	35,328	6.3%
Rice Mills							
Total Rice Produced	*thousand tons* (1)	63.1	22.4	181.7%	103.1	75.0	37.4%
Ending stock	*thousand tons* (1)	156.6	137.8	13.6%	156.6	137.8	13.6%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2015/16 and 2014/15 harvest years

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in the 2015/16 harvest was recognized in the first quarter of 2016 when the crop was harvested. Adjusted EBITDA generation during the rest of the year is driven by sales of processed rice and by-products, net of selling expenses and overhead costs.

Sales during 2Q16 reached $25.0 million, 24% higher year-over-year. This increase was driven by (i) a 127% increase in sales volume as a result of a normalization of global demand for South American rice; and offset by (ii) a 43.3% fall in our average white rice selling prices explained by weaker export prices as a result of an over-supply of rice in South America coupled with lower retail prices in dollar terms in Argentina. Consequently, Adjusted EBITDA during 2Q16 was $0.4 million or 408.1% higher year-over-year.

Sales for the six-month period ended on June 30, 2016 reached $45.6 million, 6.5% lower compared to 6M15, mainly as a result of lower white rice prices and less sales of rice by-products. Year-to-date Adjusted EBIT reached $7.8 million, 75.8% higher year-over-year. Improved financial performance is primarily explained by (i) a $5.7 million increase in farm margins driven by a 6.4% increase in planted area and a 16.3% increase in yields as a result of enhanced operational management; and (ii) lower costs in dollar terms resulting from the devaluation of the Argentine Peso and the land transformation investments and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy.

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adecoagro
2Q16

Dairy Segment

Dairy - Highlights	metric	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Gross Sales	*$ thousands* (1)	6,860	8,859	(22.6%)	12,029	16,919	(28.9%)
	million liters (2)	22.9	21.4	6.7%	44.4	41.1	8.1%
	$ per liter (3)	0.27	0.37	(26.3%)	0.24	0.37	(34.6%)
Adjusted EBITDA	*$ thousands*	1,052	1,717	(38.7%)	1,419	3,404	(58.3%)
Adjusted EBIT	***$ thousands***	**805**	**1,342**	(40.0%)	**929**	**2,649**	(64.9%)
Milking Cows	*Average Heads*	6,778	6,609	2.6%	6,762	6,577	2.8%
Cow Productivity	*Liter/Cow/Day*	35.1	35.0	0.3%	35.0	34.7	0.9%
Total Milk Produced	*million liters*	21.6	21.0	2.9%	43.1	41.3	4.4%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows
(2) includes liters of milk destined towards powdered milk production
(3) Sales price reflects the sale of fluid milk

Milk production reached 21.6 million liters in 2Q16, 2.9% higher than 2Q15. This increase is attributable to a 2.6% increase in our dairy cow herd as a result of improved operational efficiencies, enhanced by a slight increase in cow productivity, which reached 35.1 liters per cow per day.

Costs of production per liter of milk produced decreased by 8.0% in 2Q16 and 14.9% 6M16, compared to the same periods of the previous year. This cost reduction was driven by the devaluation of the Argentine peso, coupled with operational improvements and partially offset by higher nutrition costs as a result of higher corn and soybean prices.

Despite higher productivity and volumes and lower costs of production, Adjusted EBIT in the quarter was $0.8 million, 40.0% lower year-over-year. This is mainly explained by a 26.3% decrease in local fluid milk prices measured in dollar terms. Despite that local milk prices in pesos increased by 19.5% during the quarter, driven by abundant rainfalls that disrupted production and supply, prices in dollar terms were negatively affected by a 59% average year-over-year devaluation of the Argentine peso.

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2Q16

All Other Segments

All Other Segments - Highlights	metric	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Gross Sales	*$ thousands*	279	352	(20.7%)	545	662	(17.7%)
Adjusted EBITDA	*$ thousands*	205	250	(18.0%)	490	427	14.8%
Adjusted EBIT	*$ thousands*	**148**	**177**	**(16.4%)**	**380**	**276**	**38%**

All Other Segments primarily encompasses our cattle business. Our cattle segment consists of over 63 thousand hectares of pasture land that is not suitable for crop production due to soil quality and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment during 2Q16 was $0.1 million, slightly below the previous quarter.

Land transformation business

There were no farm sales during 2Q16 and 2Q15. Land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to other farms or assets with higher risk-adjusted returns, thereby enhancing return on invested capital.

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adecoagro

2Q16

Sugar, Ethanol & Energy Business

Operational Performance

Sugar, Ethanol & Energy - Selected Information	metric	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Milling							
Sugarcane Milled	***tons***	**2,695,340**	**2,920,887**	**(7.7%)**	**4,199,392**	**3,381,011**	**24.2%**
Own Cane	*tons*	*2,536,673*	*2,634,592*	*(3.7%)*	*3,986,130*	*3,087,108*	*29.1%*
Third Party Cane	*tons*	*158,667*	*286,295*	*(44.6%)*	*213,263*	*293,903*	*(27.4%)*
Production							
Sugar	tons	156,112	174,061	(10.3%)	217,449	196,528	10.6%
Ethanol	*M3*	99,900	113,477	(12.0%)	160,111	130,072	23.1%
Hydrous Ethanol	*M3*	*59,925*	*58,088*	*3.2%*	*101,517*	*72,185*	*40.6%*
Anhydrous Ethanol	*M3*	*39,975*	*55,388*	*(27.8%)*	*58,594*	*57,887*	*1.2%*
TRS Equivalent Produced	tons	333,548	376,193	(11.3%)	499,944	427,677	16.9%
Sugar mix in production		*49%*	*48%*	*1.2%*	*45%*	*48%*	*(5.3%)*
Ethanol mix in production		*51%*	*52%*	*(1.1%)*	*55%*	*52%*	*4.9%*
Energy Exported (sold to grid)	*MWh*	176,874	189,017	(6.4%)	244,861	206,201	18.7%
Cogen efficiency (KWh sold per ton crushed)	*KWh/ton*	*65.6*	*64.7*	*1.4%*	*58.3*	*61.0*	*(4.4%)*
Agricultural Metrics							
Harvested own sugarcane	*thousand tons*	2,614,143	2,671,543	(2.1%)	4,121,761	3,223,602	*27.9%*
Harvested area	*Hectares*	23,892	26,778	(10.8%)	38,836	32,995	*17.7%*
Yield	*tons/hectare*	111.2	100.2	10.9%	107.5	98.7	*8.9%*
TRS content	*kg/ton*	119.3	128.7	(7.3%)	115.0	127.0	*(9.5%)*
TRS per hectare	*kg/hectare*	13,261	12,896	2.8%	12,353	12,535	*(1.5%)*
Mechanized harvest	*%*	98.1%	98.0%	0.1%	98.7%	98.0%	*0.7%*
Area							
Sugarcane Plantation	*hectares*	132,854	127,688	4.0%	132,854	127,688	4.0%
Expansion & Renewal Area	hectares	4,884	2,216	120.4%	8,558	6,191	38.2%

A total of 2.7 million tons of sugarcane were milled during 2Q16, 7.7% lower than 2Q15. Crushing in the quarter was negatively affected by excess rains, both in volume as well as number of rainy days, particularly during May and first half of June. Effective milling days (net of rainy days) during 2Q16 reached 56 days compared to 64 days last year. Weather during the second half of June and July has been drier and has allowed us to accelerate milling. As a result of the delay in crushing, production of sugar, ethanol and energy was respectively 10%, 12% and 6.4% below last year.

Year-to-date, thanks to the implementation of the "continuous harvest" *(please refer to 1Q16 earnings release for more information)*, effective crushing days during the first six months of 2016 increased by 24% compared to 2015, from 78 days to 96 days. This allowed us to increase the amount of sugarcane crushed by 24.2% compared to last year, reaching 4.2 million tons. As a result, sugar, ethanol and energy production increased by 10.6%, 23.1%, and 18.7% compared to 6M15, respectively. Total production measured in TRS equivalent increased by 16.9%.

Production mix year-to-date has been slanted 55% towards ethanol as a result of the seasonally high market prices during the first months of the year (ethanol mix in 1Q16 was 62%). During 2Q16, as ethanol prices became seasonally weaker and sugar prices continued strengthening driven by global supply/demand we

12

adecoagro
2Q16

started shifting the mix towards maximizing sugar. TRS diverted to sugar production increased from 38% in 1Q16 to 49% in the current quarter. We expect to continue maximizing sugar production throughout the year.

Our cogeneration efficiency ratio reached 65.6 KWh/ton in 2Q16, slightly above 2Q15. Year-to-date cogen figures still reflect the slowdown in cogen in 1Q16 since we operated below capacity due to boiler maintenance. We expect our cogen ratio to continue improving during the second half of the year as we reach higher utilization capacity and burn our remaining stockpile of bagasse.

In terms of agricultural productivity, sugarcane yields in the quarter reached 111.2 tons/ha, 10.9% higher than 2Q15, while TRS content per ton of sugarcane was 119.3, 7.3% lower than the previous year. The combination of these two effects resulted in TRS production per hectare of 13.3 tons/ha, 2.8% higher year-over-year. Enhanced agricultural performance is explained by our focus on improving our agricultural operations. Some examples include: (i) effective implementation of pest control, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) timely renewal of the sugarcane plantation. Sugarcane productivity was also positively affected by favorable weather conditions during the growth season.

As of June 30, 2016, our sugarcane plantation consisted of 132,854 hectares, representing a 4.0% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2Q16 we planted a total of 4,884 hectares of sugarcane. Of this total area, 2,217 hectares correspond to expansion areas planted to supply the additional sugarcane needed in 2017 to operate at full capacity under the "continuous harvest" model; and 2,668 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Net Sales [1]	86,318	85,969	0.4%	155,614	148,236	5.0%
Gross Profit Manufacturing Activities	26,890	22,098	21.7%	46,822	33,578	39.4%
Adjusted EBITDA	**50,641**	**49,023**	**3.3%**	**72,728**	**51,415**	**41.5%**
Adjusted EBITDA Margin	58.7%	57.0%	2.9%	46.7%	34.7%	34.7%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Despite a 7.7% fall in sugarcane crushing, a 1.1% decrease in sales volumes (in TRS equivalent), and a $13.1 million unrealized mark-to-market loss from our sugar derivative hedge position (see details in page 17 – "Other Operating Income), we managed to increase Adjusted EBITDA by 3.3% from $49.0 million in 2Q15 to $50.6 million in 2Q16. Adjusted EBITDA margin reached 58.7% in 2Q16 compared to 57% in 2Q15. The main factors contributing to sound financial performance during the quarter are: (i) a 4.6% reduction in unitary production costs measured in BRL as a result of our focus on low cost and operational efficiency; (ii) a 14% year-over-year average devaluation of the BRL, which further dilutes production costs and depreciation expenses in dollar terms; (iii) higher sugar prices and projected sugarcane yields resulted in a $17.7 million increase in Changes in Fair Value of unharvested sugarcane, offsetting the derivative mark-to-market loss.

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2Q16

On a cumulative basis, Adjusted EBITDA in 6M16 grew by 41.5% reaching $72.7 million. Adjusted EBITDA margin expanded to 46.7%. These results are primarily explained by (i) a 24.2% increase in crushing volume, coupled with a 16.9% increase in TRS produced and a 17.0% increase in TRS sold, as a result of the early commencement of the harvest year; (ii) enhanced agricultural efficiencies and BRL devaluation resulted in a 20.4% dilution of unitary cost; and (iv) higher sugar prices resulted in a $27.7 million year-over-year gain from the Fair Value of Unharvested sugarcane. Results, however, were partially offset by a $12.3 million loss generated by the mark-to-market of our sugar hedge position, compared to a $13.6 million gain in 6M15.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown [1]									
	$ thousands			Units			($/unit)		
	2Q16	2Q15	Chg %	2Q16	2Q15	Chg %	2Q16	2Q15	Chg %
Sugar (tons)	53,194	39,184	35.8%	146,786	122,352	20.0%	362	320	13.2%
Ethanol (cubic meters)	23,943	29,352	(18.4%)	60,069	76,562	(21.5%)	399	383	4.0%
Energy (Mwh)	9,182	17,433	(47.3%)	224,320	189,017	18.7%	41	92	(55.6%)
TOTAL	**86,318**	**85,969**	**0.4%**						
	$ thousands			Units			($/unit)		
	6M16	6M15	Chg %	6M16	6M15	Chg %	6M16	6M15	Chg %
Sugar (tons)	81,372	53,148	53.1%	247,536	157,343	57.3%	329	338	(2.7%)
Ethanol (cubic meters)	62,725	64,414	(2.6%)	144,016	155,985	(7.7%)	436	413	5.5%
Energy (Mwh)	11,516	19,105	(39.7%)	290,705	206,201	41.0%	40	93	(57.2%)
TOTAL	**155,614**	**136,667**	**13.9%**						

On a quarterly basis, sugar sales volumes grew 20.0% year-over-year, mainly as a result of the commercialization of the third party volumes (32.4 thousand tons in 2Q16 vs 10.4 thousand tons in 2Q15). Our average realized selling price during the quarter was $362 per ton, 13.2% higher than 2Q16, resulting in a 35.8% increase in net sales.

Ethanol sales volumes fell 21.5% compared to the same quarter of last year reflecting the fact that we have commenced an aggressive carry strategy aiming to profit from higher prices during the inter-harvest season. Despite a fall in prices compared to 1Q16 due to production seasonality, average realized prices during 2Q16 in BRL increased by 20.1% compared to 2Q15 driven by an increase in gasoline price and taxes. Average selling prices in USD increased by 4.0%, resulting in an 18.4% reduction in net sales.

In the case of energy, an 18.7% increase in sales volumes during 2Q16 was more than offset by a 55.6% decrease in energy prices measured in US dollars, due to normalized reservoir water levels, slowdown in demand due to the economic recession and the devaluation of the BRL. As a result, net sales in 2Q16 decreased by 47.3%, reaching $9.2 million.

14

2Q16

Cost of goods sold during 2Q16 decreased 8.9% in absolute terms. COGS per unit of TRS sold also decreased 7.9%, from $271/ton to $249/ton. This reduction is primarily explained by lower production costs as a result of cost dilution and currency devaluation.

Sugar, Ethanol & Energy - Cost of Goods Sold						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Total Production Costs	80,384	99,409	(19.1%)	112,379	113,610	(1.1%)
Sugar Purchases (for commercialization)	14,447	16,462	(12.2%)	24,804	8,754	183.3%
Tax recovery and others	(3,530)	2,682	n.a	(10,571)	(4,109)	(157.3%)
Harvested cane margin	4,465	5,241	(14.8%)	8,356	4,369	91.3%
Inventories variation	(30,863)	(40,575)	23.9%	(17,378)	(1,393)	(1147.3%)
Exchange difference	(868)	(12,920)	93.3%	65	(6,881)	n.a
Cost of manufactured products sold and services rendered	**64,036**	**70,299**	**(8.9%)**	**117,655**	**114,350**	**2.9%**
COGS per ton of TRS Sold	*249*	*271*	(7.9%)	*232*	*264*	(12.1%)

As shown in the table below, production costs during 2Q16 decreased by 19.1% compared to 2Q15. In local currency, cost of production per ton of sugarcane crushed decreased by 4.6% as a result of operational enhancements and cost efficiencies. Unit costs were further reduced by the year-over-year devaluation of the BRL, resulting in an overall cost reduction of 12.4%.

Considering that over 85% of our costs are fixed, every marginal ton that we are able to crush and sell, has a significant impact on cost dilution and margin expansion; and this is basically why we are very optimistic with the "continuous harvest" which will enable us to increase our milling capacity by 10%.

Sugar, Ethanol & Energy - Total Production Costs						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Industrial costs	17,693	20,911	(15.4%)	26,229	23,594	11.2%
Agricultrual costs	62,691	78,499	(20.1%)	86,150	90,017	(4.3%)
Harvest costs	*37,771*	*49,119*	*(23.1%)*	*53,358*	*54,671*	*(2.4%)*
Cane from 3rd parties	*4,387*	*7,573*	*(42.1%)*	*5,483*	*7,688*	*(28.7%)*
Leasing costs	*11,529*	*10,247*	*12.5%*	*15,666*	*14,279*	*9.7%*
Maintenance costs	*9,004*	*11,559*	*(22.1%)*	*11,643*	*13,378*	*(13.0%)*
Total Production Costs	**80,384**	**99,409**	**(19.1%)**	**112,379**	**113,610**	**(1.1%)**
Total producton costs per ton of sugarcane crushed	*30*	*34*	(12.4%)	*27*	*34*	(20.4%)
Total production costs per ton of TRS produced	*241*	*264*	(8.8%)	*225*	*266*	(15.4%)

As shown in the table below, Changes in Fair Value of Unharvested sugarcane (to be harvested during next 12-months) as of 2Q16 presented a gain of $21.4 million. This is explained by an increase in the valuation of our sugarcane plantation as of June 30, 2016, compared to March 31, 2016, mainly as a result of the increase in sugar prices and lower maintenance cost per hectare due to the operational enhancements achieved.

Changes in FV of Harvested sugarcane or "agricultural produce" reached $4.5 million in 2Q16, marking a 14.8% decrease compared to 2Q15. The decrease is mainly explained by the fact that, as previously explained, less sugarcane was harvested due to the excess rainfalls during May.

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2Q16

Sugar, Ethanol & Energy - Changes in Fair Value						
$ thousands	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Changes in FV Harvested Sugarcane (Agricultural Produce)	**4,467**	**5,241**	**(14.8%)**	**8,358**	**4,370**	**91.3%**
Changes in FV Unharvested Sugarcane = [(a+b)-(c +d-e)]	**21,382**	**3,666**	**483.2%**	**18,305**	**(9,441)**	**n.a**
Sugarcane Valuation Model current period (a)	*102,706*	*48,478*	*111.9%*	*102,705*	*48,477*	*111.9%*
Capitalized crop maintenance costs LTM as of current period (b)	*(45,951)*	*(43,659)*	*5.2%*	*(45,951)*	*(43,659)*	*5.2%*
Sugarcane Valuation Model previous period (c)	*74,127*	*45,223*	*63.9%*	*59,077*	*60,667*	*(2.6%)*
Capitalized crop maintenance costs LTM as of previous period(d)	*(47,956)*	*(46,273)*	*3.6%*	*(35,781)*	*(41,351)*	*(13.5%)*
Exchange rate difference (e)	*(9,202)*	*(2,203)*	*317.8%*	*(15,153)*	*5,057*	n.a
Total Changes in Fair Value	**25,850**	**8,907**	**190.2%**	**26,664**	**(5,071)**	**n.a**

Corporate Expenses

Corporate Expenses						
$ thousands	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Corporate Expenses	(4,558)	(4,242)	(7.4%)	(9,637)	(9,439)	(2.1%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown on the tables above corporate expenses for 2Q16 and 6M16 totaled $4.6 million and $9.6 million, essentially in line with the same periods of 2015.

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adecoagro
2Q16

Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flow.

The table below shows the average hedged price, considering both the physical sales and derivatives positions.

Commodity Hedge Position			
Farming	Consolidated Hedge Position		
		Avg. FAS Price	CBOT FOB
	Volume [1]	USD/Ton	USD/Bu
2015/2016 Harvest season			
Soybeans	196,206	262.6	1,011.3
Corn	251,854	161.8	400.7
2016/2017 Harvest season			
Soybeans	115,427	212.0	829.6
Corn	176,285	167.8	428.0

Sugar, Ethanol & Energy	Consolidated Hedge Position		
		Avg. FOB Price	ICE FOB
	Volume [1]	USD/Unit	Cents/Lb
2016/2017 Harvest season			
Sugar (tons)	499,618	316.8	14.4
Ethanol (m3)	108,352	421.6	n.a
Energy (MW/h) [2]	549,639	59.2	n.a
2017/2018 Harvest season			
Sugar (tons)	125,578	384.7	17.4
Ethanol (m3)	-		-
Energy (MW/h) [2]	387,855	60.7	n.a

(1) Includes volumes delivered/invoiced, forward contracts and derivatives (futures and options).
(2) Energy prices were converted to USD @ an Fx of R/USD 3.59

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2Q16

Other Operating Income

Other Operating Income						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Gain / (Loss) from commodity derivative financial instruments	(32,989)	(6,384)	(416.7%)	(33,159)	14,735	n.a
(Loss) from forward contracts	(1,093)	30	n.a	(1,156)	1	n.a
Gain from disposal of other property items	47	487	(90.3%)	181	880	(79.4%)
(Loss) from disposal of biological assets	20	9	122.2%	20	-	n.a
Other	(204)	(160)	(27.5%)	(47)	(9)	(422.2%)
Total	**(34,219)**	**(6,018)**	**468.6%**	**(34,161)**	**15,607**	**n.a**

Other Operating Income in 2Q16 reported a loss of $34.2 million, compared to a loss of $6.0 million in 2Q15. The loss is entirely explained by the mark-to-market of our commodity hedge position (derivatives and forwards) as a result of the recent rally in commodity prices. During 2Q16, soybean, corn and sugar prices increased by 29.4%, 24.5% and 18.0% respectively.

The table below shows the breakdown of the hedging results by crop and by harvest year. It is important to highlight that a portion of these losses are naturally offset in our income statement through an increase in the fair value of biological assets and the mark-to-market of grain inventories; since the same end of period prices used to calculate the mark-to-market of derivatives are used to value biological assets and inventory. In the case of hedge positions pertaining to next year's crop, with the exception of sugar, most of the hedge result will be offset during the following fiscal year as the crop is harvested or biological growth is recognized.

Commodity Hedge Results - Derivatives & Forwards			
$ thounsands	Gain/(Loss) Booked in 2016	Gain/(Loss) Booked in 2015	Total Gain/(Loss)
Current Crop			
Soybean 2015/16	(4,829)	0	(4,829)
Corn 2015/16	(3,870)	0	(3,870)
Wheat 2015/16	(0)	0	(0)
Sugar 2016	(7,752)	(3,406)	(11,158)
Sub-Total	**(16,452)**	**(3,406)**	**(19,858)**
Next Year Crop			
Soybean 2016/17	(12,267)	0	(12,267)
Corn 2016/17	(8)	0	(8)
Wheat 2016/17	17	0	17
Sugar 2017	(5,373)	324	(5,048)
Sub-Total	**(17,630)**	**324**	**(17,306)**
Total	**(34,082)**	**(3,082)**	**(37,164)**

18

adecoagro
2Q16

Financial Results

Financial Results						
$ thousands	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Interest Expenses, net	(9,878)	(9,098)	(8.6%)	(17,408)	(19,245)	9.5%
Cash Flow Hedge - Transfer from Equity	(18,619)	(8,218)	(126.6%)	(23,594)	(7,754)	(204.3%)
FX Gain / (Loss), net	(2,415)	4,041	n.a	(12,276)	(9,653)	(27.2%)
Gain / (Loss) from derivative financial Instruments	(7,961)	344	n.a	(6,806)	570	n.a
Taxes	(718)	(752)	4.5%	(1,231)	(1,457)	15.5%
Other Expenses, net	1,311	(759)	n.a	(1,532)	(1,395)	(9.8%)
Total Financial Results	**(38,280)**	**(14,442)**	**(165.1%)**	**(62,847)**	**(38,934)**	**(61.4%)**

Our net financial results in 2Q16 show a loss of $38.3 million, compared to a loss of $14.4 million in 2Q15. The financial results loss is primarily composed by:

(i) Interest expense: our net interest expense in 2Q16 was $9.9 million, 8.6% above the previous quarter. This difference is mainly explained by (i) a $0.5 million reduction in interest income resulting from lower cash and equivalents during the period; coupled with (ii) slightly higher interest expenses explained by a slight increase in gross debt, which was partially offset by a 14% depreciation of the Brazilian Real.
On a cumulative basis however, net interest expenses decreased by 9.3%, reaching $17.5 million. This was the result of the accumulated devaluation of the Brazilian Real and the Argentine Peso.

(ii) Foreign exchange losses (composed of "Cash Flow Hedge – Transfer from Equity"(1) and "Fx Gain/Loss" line items) which reflect the impact of foreign exchange variations on our dollar denominated assets and liabilities. Foreign exchange losses stood at $21.0 million in 2Q16, $16.8 million higher compared to 2Q15. This is primarily explained by the year-over-year depreciation of the Argentine Peso on our net monetary position in foreign currency.

(iii) Gains/Losses from derivative financial instruments: from time to time, the company enters into short-term forward contracts in Brazil to balance its short-term dollar inflows related to sugar revenues with its dollar outflows related to debt payments. As of June 30, 2016, the company had entered into foreign exchange forward contracts to hedge its short dollar position within the next 12-months at an average foreign exchange of 4.0 BRL/USD. As a result of the appreciation of the BRL during the quarter, these contracts generated an unrealized mark-to-market loss of $8.0 million in 2Q16.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

19

adecoagro
2Q16

Indebtedness

Net Debt Breakdown					
$ thousands	**2Q16**	**1Q16**	**Chg %**	**2Q15**	**Chg %**
Farming	**120,893**	**116,993**	**3.3%**	**108,793**	**11.1%**
Short term Debt	107,164	101,538	5.5%	81,022	32.3%
Long term Debt	13,729	15,455	(11.2%)	27,772	(50.6%)
Sugar, Ethanol & Energy	**670,162**	**677,891**	**(1.1%)**	**676,254**	**(0.9%)**
Short term Debt	189,690	181,642	4.4%	149,349	27.0%
Long term Debt	480,472	496,250	(3.2%)	526,905	(8.8%)
Total Short term Debt	**296,854**	**283,179**	**4.8%**	**230,371**	**28.9%**
Total Long term Debt	**494,201**	**511,705**	**(3.4%)**	**554,677**	**(10.9%)**
Gross Debt	**791,055**	**794,884**	**(0.5%)**	**785,047**	**0.8%**
Cash & Equivalents	167,587	223,688	(25.1%)	163,466	2.5%
Net Debt	**623,468**	**571,196**	**9.2%**	**621,581**	**0.3%**
EOP Net Debt / Adj. EBITDA LTM	***2.56x***	***2.58x***	***(1.1%)***	***3.54x***	***(27.7%)***

Adecoagro's consolidated gross debt as of 2Q16 remained essentially unchanged quarter-over-quarter and year-over-year.

Net debt as of 2Q16 was $623.5 million, marking a 9.2% increase compared to 1Q16 and in line with 2Q15. The increase in net debt quarter-over-quarter was driven by a reduction in cash. Cash and equivalents as of June 30, 2016, stood at $167.6 million, 25.1% lower than 1Q16. This reduction is primarily explained by higher working capital requirements in the Sugar, Ethanol & Energy business to finance our ethanol carry strategy. As we start selling our stockpile of ethanol in the fourth quarter, we will capture higher prices and enhance our cash flow.

Due to the growth in Adjusted EBITDA generation our Net Debt ratio (Net Debt / LTM Adj. EBITDA) reached 2.56x, improving by 1.1% and 27.7% compared to 1Q16 and 2Q15 respectively.

The charts depicted below show our debt maturity profile on a consolidated basis, which currently stands 62% in the long term and 38% in the short term. Our debt currency breakdown stands 28% in Brazilian Reals, 71% in US dollars and 1% in Argentine pesos.


28%
1%
71%
BRL
ARS
USD


38%
62%
Short Term
Long Term

20

adecoagro
2Q16

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Farming & Land Transformation	**2,033**	**1,131**	79.8%	**4,127**	**7,311**	(43.6%)
Land Transformation	1,186	558	112.5%	2,710	4,938	(45.1%)
Rice Mill	-	161	(100.0%)	143	400	(64.2%)
Dairy Free Stall Unit	161	106	51.8%	248	242	2.4%
Others	687	305	124.8%	1,026	1,731	(40.7%)
Sugar, Ethanol & Energy	**26,741**	**31,953**	(16.3%)	**58,535**	**88,769**	(34.1%)
Sugar & Ethanol Mills	10,548	16,249	(35.1%)	30,663	62,989	(51.3%)
Sugarcane Planting	16,192	15,704	3.1%	27,872	25,780	8.1%
Total	**28,774**	**33,084**	**(13.0%)**	**62,662**	**96,080**	**(34.8%)**

Adecoagro's capital expenditures during 2Q16 totaled $28,8 million, 13.0% lower than 2Q15. The decrease is mainly explained by the reduction in capex related to the completion of the Ivinhema mill during mid-2015, coupled with a 14% depreciation of the Brazilian Real.

In the Sugar, Ethanol and Energy business, capex deployed in 2Q16 totaled $26.7 million, 16.3% lower year-over-year. A total of $10.5 million were deployed for the maintenance of milling equipment and agricultural machinery. In addition we invested $16.2 million to plant a total of 4.9 thousand hectares of sugarcane, of which 2.7 thousand consisted of plantation renewal and 2.2 thousand hectares of plantation expansion to supply the growth in nominal capacity as a result of the "continuous harvest" production model.

Regarding the Farming & Land Transformation businesses, total capital expenditures during 2Q16 increased by $0.9 million to $2.1 million, mainly related to land transformation projects to expand our rice planted area.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	*Metric*	2Q16	2Q15	% Chg	2Q16	2Q15	% Chg
Soybean	*tons*	112,790	149,946	(24.8%)	29,555	30,587	(3.4%)
Corn [(1)]	*tons*	36,002	52,877	(31.9%)	5,925	4,302	37.7%
Wheat [(2)]	*tons*	41,197	52,280	(21.2%)	5,429	4,194	29.4%
Sunflower	*tons*	-	5,089	(100.0%)	-	1,983	(100.0%)
Cotton lint	*tons*	256	1,503	- %	217	1,496	- %
Rough Rice [(3)]	*tons*	156,602	137,799	13.6%	29,915	31,963	(6.4%)
Sugar	*tons*	57,282	87,399	(34.5%)	14,363	16,252	(11.6%)
Ethanol	*m3*	61,228	66,361	(7.7%)	27,646	23,538	17.5%
Total					**113,050**	**114,315**	(1.1%)

(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

21

2Q16 Variations in inventory levels between 2Q16 and 2Q15 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product. Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. 22

2Q16 Appendix Market Overview Soft Commodity Prices 130 (30-06-2014=100) 120 110 100 90 80 70 60 50 05/12/2014 05/02/2015 05/04/2015 05/06/2015 05/08/2015 05/10/2015 05/12/2015 05/02/2016 05/04/2016 05/06/2016 Soybean Corn Wheat Cotton Sugar Source: Thomson Reuters Farming Buisiness: Corn: The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.91 in 2Q16, 7.8% higher than 1Q16, when the closing price averaged US$/bu 3.63. 2Q15 prices averaged USD/bu 3.66, 6.4% lower than 2Q16. After reaching the highest level since June 2014 at the end of the second quarter, supported by US weather concerns, prices declined 24%, to the lowest level since October 2014, as a result of higher than expected US area and stocks, combined with great crop conditions. In contrast, poor Safrinha corn yields and delayed Argentinean harvest, resulted in an increase on US export demand. According to USDA´s June report, US Prospective Plantings were at 94.15 million acres, 7.0% higher than a year ago, when area was at 88.0 million acres. In addition, USDA reported stocks as of June 1 at 4.720 million bushels, 6.0% higher than a year ago, when stocks were 4.453 million bushels. Finally, on July 12 the USDA reported world supply demand figures, estimating old crop world ending stocks at 206.9 MMT and stock-to-use 23

2Q16 ratio at 21.2%, slightly down 2014/15´s ending stocks of 208.5 MMT. As of new crop, the agency estimated world ending stocks at 208.4 MMT and stock-to-use ratio at 20.8%. Soybean: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 10.57 in 2Q16, 20.0% higher than 1Q16, when the closing price averaged US$/bu 8.81. 2Q15 prices averaged USD/bu 9.65, 8.7% lower than 1Q16. After reaching the highest level since October 2014 at the end of the second quarter, supported by US weather concerns and South American production issues, prices declined 17%, still 16% above the lows reached in March. According to USDA´s June report, US Prospective Plantings were at 83.69 million acres, 1.2% higher than a year ago, when area was at 81.8 million acres. In addition, USDA reported stocks as of June 1 at 870 million bushels, 38.8% higher than a year ago, when stocks were 627 million bushels. Finally, in July 12 the USDA reported world supply demand figures, estimating old crop world ending stocks at 72.2 MMT and stock-to-use ratio at 22.7%, 7.9% down from 2014/15´s ending stocks of 78.4 MMT. As of new crop, the agency estimated world ending stocks at 67.1 MMT and stock-to-use ratio at 20.4%. Wheat: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 4.71 in 2Q16, 1.1% higher than 1Q16, when the closing price averaged US$/bu 4.66. 2Q15 prices averaged USD/bu 5.04, 7.1% higher than 1Q16. According to USDA´s June report, US Prospective Plantings were at 50.82 million acres, 6.9% lower than a year ago, when area was at 54.64 million acres. In addition, USDA reported stocks as of June 1 at 981 million bushels, 30.3% higher than a year ago, when stocks were 753 million bushels. Finally, on July 12 the USDA reported world supply demand figures, estimating old crop world ending stocks at 244.5 MMT and stock-to-use ratio at 34.7%, 12.5% up from 2014/15´s ending stocks of 217.4 MMT. As for new crop, the agency estimated world ending stocks at 253.7 MMT and stock-to-use ratio at 35.0%. Rice: In Thailand, rice prices rose in a moderate way in relation to previous months. Massive offers from government stocks have mitigated the progression of export prices. The exportable surpluses have melted and they could end the year below the levels of 2007/2008. Sales could be reactivated during the second half of the year when importers in Southeast Asia generally set up most of their contracts. In June, the Thai 100% B was at US$430/ton Fob. In Vietnam, foreign prices reduced slightly. In June, the exports did not progress much due to a weak demand. Vietnamese sales reached some 2.75 Mt, almost equivalent to the volumes exported last year at the same time. Vietnam would have an additional offer of 4 Mt, but it will be difficult to sell it all because of the Thai and Burmese 24

2Q16 competition, especially towards the Chinese market. According to the latest forecasts, Vietnam would export less than 6Mt in 2016. In June, the Viet 5% remained stable at $376/ton. Early July, prices were down. In India, export prices remained relatively stable. External sales do not progress much due to the reduction of African demand and especially the significant reduction of imports from bordering countries (Bangladesh and Sri Lanka). Indian exports could fall from 25% to 9 Mt against 12Mt in 2015. In June, the Indian rice 5% was at $388/ton. Early July, prices remained stable. In Pakistan, rice prices were firm. The export availability is scarcer due to the 3% reduction of production compared to the previous harvest. With the reactivation of import demand during the last quarter, Pakistanis sales could increase by 10% in 2016. In June, the Pak 5% was at $406/ton. Early July, prices remained firm. In the United States, export prices increased by 2% after a brief contraction. External prices should hold firm at least until the arrival on the market of the new harvest starting in September. External sales continue, however, to register a delay of 10% compared to last year at the same time. US exporters hope to expand global sales due to the normalization of relations with Cuba, thus structurally surpassing 4Mt per year. The indicative price for the Long Grain 2/4 was $453/ton In South America, the FOB average price for high-quality milled rice was $420 per ton during 2Q16, compared to an average of $485 in 2Q15 and $420 in 2Q15 Sugar and Ethanol: Sugar: Sugar prices rallied impressively in Q2 2016, moving from 14.39 c/lb in early March to as high as 20.82 c/lb in late June. Sugar prices were on average 17.03 c/lb, 18% higher than Q1 2016 and 37% higher than the same period last year. The macro environment during the period was supportive to sugar prices, with crude oil prices rising and BRL strengthening. Fundamentals across the globe were also supportive. Heavy rain caused major crushing disruptions in Center South Brazil in late May and early June, while the monsoon in Asia was late. As consequence, crops in India, Thailand and China are now expected to be smaller than previously forecasted. Lower production in India, followed by the rally in domestic prices, reinforced the news of the country possibly importing sugar next year. Supported by strong fundamentals and friendly macro scenario, the speculative community increased their long position to a new remarkable historical record of over 340k lots. Ethanol: The start of the Brazilian Center-South harvest and the increase of the availability of ethanol in the market, were responsible for a reduction in ethanol prices during the 2Q16. Compared to 1Q16, ethanol prices significantly dropped, with hydrous decreasing 23,6% and anhydrous 20,9%. Despite this seasonal price movement, when compared to 2Q16 both hydrous and anhydrous presented a substantial improvement of 16,8% and 19,6% respectively. Such increase in domestic prices was mainly driven by the gasoline price increase and taxes changes occurred last year, resulting in a constructive scenario for 16/17 crop prices . Energy: Energy spot prices in the Southeast region throughout 2Q16 were 79.8% above 1Q16. In April, energy prices were 49,42 BRL/MWh, increased to 75,93 in May but decreased in June to 61,32 BRL/MWh. For 3Q16 market 25

2Q16 expectations are prices above the average of first two quarters (48.41 BRL/MWh average of 1Q and 2Q 2016). Despite of the expectation prices should be below last year due to the reduction on the consumption and higher reservoir levels. The water level in reservoirs in the southeast of Brazil is high, at 55%, compared to 37% in 2Q15. Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit / (Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS. 26 adecoagro
2Q16



Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	7	24,102	379	279	24,767	90,926	-	-	115,693
Cost of manufactured products sold and services rendered	(63)	(21,354)	(361)	(64)	(21,842)	(64,036)	-	-	(85,878)
Gross Profit from Manufacturing Activities	**(56)**	**2,748**	**18**	**215**	**2,925**	**26,890**	-	-	**29,815**
Sales of agricultural produce and biological assets	46,141	905	6,481	-	53,527	-	-	-	53,527
Cost of agricultural produce and biological assets	(46,141)	(905)	(6,481)	-	(53,527)	-	-	-	(53,527)
Initial recog. and changes in FV of BA and agricultural produce	29,617	979	1,191	24	31,811	25,850	-	-	57,661
Gain from changes in NRV of agricultural produce after harvest	(3,028)	-	-	-	(3,028)	-	-	-	(3,028)
Gross Profit from Agricultural Activities	**26,589**	**979**	**1,191**	**24**	**28,783**	**25,850**	-	-	**54,633**
Gross Margin Before Operating Expenses	**26,533**	**3,727**	**1,209**	**239**	**31,708**	**52,740**	-	-	**84,448**
General and administrative expenses	(740)	(807)	(249)	(83)	(1,879)	(4,875)	-	(4,552)	(11,306)
Selling expenses	(1,647)	(3,096)	(240)	(8)	(4,991)	(11,138)	-	0	(16,129)
Other operating income, net	(21,118)	(5)	85	-	(21,038)	(13,175)	-	(6)	(34,219)
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	0
Profit from Operations Before Financing and Taxation	**3,028**	**(181)**	**805**	**148**	**3,800**	**23,552**	-	**(4,558)**	**22,794**
Adjusted EBIT	**3,028**	**(181)**	**805**	**148**	**3,800**	**23,552**	-	**(4,558)**	**22,794**
(-) Depreciation PPE	353	618	247	57	1,275	27,088	-	-	28,363
Adjusted EBITDA	**3,381**	**437**	**1,052**	**205**	**5,075**	**50,640**	-	**(4,558)**	**51,157**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**51,157**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(28,363)
(+) Financial result, net									(38,280)
(+) Income Tax (Charge)/Benefit									(2,265)
Profit/(Loss) for the Period									**(17,751)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	354	20,200	671	352	21,577	92,397	-	-	113,974
Cost of manufactured products sold and services rendered	(262)	(17,037)	(716)	(145)	(18,160)	(70,299)	-	-	(88,459)
Gross Profit from Manufacturing Activities	**92**	**3,163**	**(45)**	**207**	**3,417**	**22,098**	-	-	**25,515**
Sales of agricultural produce and biological assets	48,725	39	8,188	-	56,952	-	-	-	56,952
Cost of agricultural produce and biological assets	(48,725)	(39)	(8,188)	-	(56,952)	-	-	-	(56,952)
Initial recog. and changes in FV of BA and agricultural produce	6,469	(962)	2,223	(1)	7,729	8,907	-	-	16,636
Gain from changes in NRV of agricultural produce after harvest	4,060	-	-	-	4,060	-	-	-	4,060
Gross Profit from Agricultural Activities	**10,529**	**(962)**	**2,223**	**(1)**	**11,789**	**8,907**	-	-	**20,696**
Margin Before Operating Expenses	**10,621**	**2,201**	**2,178**	**206**	**15,206**	**31,005**	-	-	**46,211**
General and administrative expenses	(389)	(531)	(377)	(22)	(1,319)	(5,731)	-	(4,417)	(11,467)
Selling expenses	(1,949)	(2,472)	(181)	(6)	(4,608)	(13,127)	-	(42)	(17,777)
Other operating income, net	(7,482)	122	(278)	(1)	(7,639)	1,404	-	217	(6,018)
Share of gain/(loss) of joint ventures	(592)	-	-	-	(592)	-	-	-	(592)
Profit from Operations Before Financing and Taxation	**209**	**(680)**	**1,342**	**177**	**1,048**	**13,551**	-	**(4,242)**	**10,357**
Adjusted EBIT	**209**	**-680**	**1,342**	**177**	**1,048**	**13,551**	**0**	**(4,242)**	**10,357**
(-) Depreciation PPE	483	766	375	73	1,697	35,472	-	-	37,169
Adjusted EBITDA	**692**	**86**	**1,717**	**250**	**2,745**	**49,023**	**0**	**(4,242)**	**47,526**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**47,526**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(37,169)
(+) Financial result, net									(14,442)
(+) Income Tax (Charge)/Benefit									(1,174)
Profit/(Loss) for the Period									**(5,259)**

27

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2Q16

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M16

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	602	44,649	541	545	46,337	164,477	-	-	210,814
Cost of manufactured products sold and services rendered	(514)	(39,766)	(507)	(96)	(40,883)	(117,655)	-	-	(158,538)
Gross Profit from Manufacturing Activities	**88**	**4,883**	**34**	**449**	**5,454**	**46,822**	**-**	**-**	**52,276**
Sales of agricultural produce and biological assets	67,495	907	11,488	-	79,890	-	-	-	79,890
Cost of agricultural produce and biological assets	(67,495)	(907)	(11,488)	-	(79,890)	-	-	-	(79,890)
Initial recog. and changes in FV of BA and agricultural produce	45,657	9,458	1,625	90	56,830	26,664	-	-	83,494
Gain from changes in NRV of agricultural produce after harvest	(369)	-	-	-	(369)	-	-	-	(369)
Gross Profit from Agricultural Activities	**45,288**	**9,458**	**1,625**	**90**	**56,461**	**26,664**	**-**	**-**	**83,125**
Gross Margin Before Operating Expenses	**45,376**	**14,341**	**1,659**	**539**	**61,915**	**73,486**	**-**	**-**	**135,401**
General and administrative expenses	(1,315)	(1,433)	(505)	(141)	(3,394)	(8,541)	-	(9,675)	(21,610)
Selling expenses	(2,440)	(5,260)	(341)	(19)	(8,060)	(19,080)	-	(25)	(27,165)
Other operating income, net	(21,941)	193	116	1	(21,631)	(12,593)	-	63	(34,161)
Share of gain/(loss) of joint ventures	-	-	-	-	0	-	-	-	0
Profit from Operations Before Financing and Taxation	**19,680**	**7,841**	**929**	**380**	**28,830**	**33,272**	**-**	**(9,637)**	**52,465**
Adjusted EBIT	**19,680**	**7,841**	**929**	**380**	**28,830**	**33,272**	**0**	**(9,637)**	**52,465**
(-) Depreciation PPE	676	1,173	490	110	2,449	39,456	-	-	41,905
Adjusted EBITDA	**20,356**	**9,014**	**1,419**	**490**	**31,279**	**72,728**	**0**	**(9,637)**	**94,370**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**94,370**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(41,905)
(+) Financial result, net									(62,847)
(+) Income Tax (Charge)/Benefit									(4,616)
Profit/(Loss) for the Period									**(14,998)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	431	48,679	754	662	50,526	147,928	-	-	198,454
Cost of manufactured products sold and services rendered	(262)	(40,193)	(884)	(331)	(41,670)	(114,350)	-	-	(156,020)
Gross Profit from Manufacturing Activities	**169**	**8,486**	**(130)**	**331**	**8,856**	**33,578**	**-**	**-**	**42,434**
Sales of agricultural produce and biological assets	70,477	48	16,165	-	86,690	-	-	-	86,690
Cost of agricultural produce and biological assets	(70,477)	(48)	(16,165)	-	(86,690)	-	-	-	(86,690)
Initial recog. and changes in FV of BA and agricultural produce	15,473	3,755	4,178	(2)	23,404	(5,071)	-	-	18,333
Gain from changes in NRV of agricultural produce after harvest	3,898	-	-	-	3,898	-	-	-	3,898
Gross Profit from Agricultural Activities	**19,371**	**3,755**	**4,178**	**(2)**	**27,302**	**(5,071)**	**-**	**-**	**22,231**
Gross Margin Before Operating Expenses	**19,540**	**12,241**	**4,048**	**329**	**36,158**	**28,507**	**-**	**-**	**64,665**
General and administrative expenses	(1,792)	(1,618)	(747)	(41)	(4,198)	(10,152)	-	(9,135)	(23,485)
Selling expenses	(2,751)	(6,763)	(346)	(13)	(9,873)	(20,633)	-	(526)	(31,032)
Other operating income, net	1,480	601	(306)	1	1,776	13,609	-	222	15,607
Share of gain/(loss) of joint ventures	(1,470)	-	-	-	(1,470)	-	-	-	(1,470)
Profit from Operations Before Financing and Taxation	**15,007**	**4,461**	**2,649**	**276**	**22,393**	**11,331**	**-**	**(9,439)**	**24,285**
Adjusted EBIT	**15,007**	**4,461**	**2,649**	**276**	**22,393**	**11,331**	**-**	**(9,439)**	**24,285**
(-) Depreciation PPE	976	1,561	755	151	3,443	40,084	-	-	43,527
Adjusted EBITDA	**15,983**	**6,022**	**3,404**	**427**	**25,836**	**51,415**	**-**	**(9,439)**	**67,812**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**67,812**
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(43,527)
(+) Financial result, net									(38,934)
(+) Income Tax (Charge)/Benefit									3,816
Profit/(Loss) for the Period									**(10,833)**

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2Q16

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	**2Q16**	**2Q15**	**Chg %**	**6M16**	**6M15**	**Chg %**
Sales of manufactured products and services rendered	115,693	113,974	1.5%	210,814	198,454	6.2%
Cost of manufactured products sold and services rendered	(85,878)	(88,459)	(2.9%)	(158,538)	(132,348)	(19.8%)
Gross Profit from Manufacturing Activities	**29,815**	**25,515**	**16.9%**	**52,276**	**66,106**	**(20.9%)**
Sales of agricultural produce and biological assets	53,527	56,952	(6.0%)	79,890	86,690	(7.8%)
Cost of agricultural produce sold and direct agricultural selling expenses	(53,527)	(56,952)	6.0%	(79,890)	(86,690)	7.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	57,661	16,636	246.6%	83,494	33,948	145.9%
Changes in net realizable value of agricultural produce after harvest	(3,028)	4,060	n.a	(369)	3,898	n.a
Gross Profit/(Loss) from Agricultural Activities	**54,633**	**20,696**	**164.0%**	**83,125**	**37,846**	**119.6%**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**84,448**	**46,211**	**82.7%**	**135,401**	**103,952**	**30.3%**
General and administrative expenses	(11,306)	(11,467)	1.4%	(21,610)	(23,485)	8.0%
Selling expenses	(16,129)	(17,777)	9.3%	(27,165)	(31,032)	12.5%
Other operating income, net	(34,219)	(6,018)	(468.6%)	(34,161)	15,607	318.9%
Share of loss of joint ventures	-	(592)	n.a	-	(1,470)	n.a
Profit from Operations Before Financing and Taxation	**22,794**	**10,357**	**120.1%**	**52,465**	**63,572**	**(17.5%)**
Finance income	926	2,379	(61.1%)	5,071	5,670	(10.6%)
Finance costs	(39,205)	(16,821)	(133.1%)	(67,918)	(44,604)	(52.3%)
Financial results, net	(38,279)	(14,442)	(165.1%)	(62,847)	(38,934)	(61.4%)
Loss Before Income Tax	**(15,485)**	**(4,085)**	**(279.1%)**	**(10,382)**	**24,638**	**n.a**
Income tax expenses	(2,265)	(1,174)	(92.9%)	(4,616)	(9,542)	51.6%
Profit for the Period from Continuing Operations	**(17,750)**	**(5,259)**	**(237.5%)**	**(14,998)**	**15,096**	**n.a**
Profit/(Loss) for the Period from discontinued operations	-	-	n.a	-	-	n.a
Profit for the Period	**(17,750)**	**(5,259)**	**(237.5%)**	**(14,998)**	**15,096**	**n.a**

29

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2Q16

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows						
$ thousands	2Q16	2Q15	Chg %	6M16	6M15	Chg %
Cash flows from operating activities:						
Profit for the period	(17,750)	(5,259)	(237.5%)	(14,998)	(10,833)	(38.4%)
Adjustments for :						
Income tax benefit	2,265	1,174	92.9%	4,616	(3,816)	n.a
Depreciation	28,163	37,009	23.9%	41,592	43,232	(3.8%)
Amortization	200	160	(25.0%)	313	295	(6.1%)
Gain from of disposal of other property items	(47)	(487)	90.3%	(181)	(880)	(79.4%)
Equity settled share-based compensation granted	1,350	1,066	26.6%	2,545	1,985	28.2%
Loss/(Gain) from derivative financial instruments and forwards	42,043	6,010	599.6%	41,121	(15,306)	n.a
Interest and other expense, net	10,153	9,857	3.0%	18,940	20,640	(8.2%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(29,418)	(2,801)	(950.3%)	(49,592)	(897)	(5,428.7%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	838	(1,237)	n.a	1,542	(1,080)	n.a
Provision and allowances	(1,674)	402	n.a	48	860	94.4%
Share of loss from joint venture	-	592	n.a	-	1,470	n.a
Foreign exchange gains, net	2,414	(3,577)	167.5%	12,276	9,653	27.2%
Cash flow hedge – transfer from equity	18,619	7,754	140.1%	23,594	7,754	n.a
Discontinued operations	-	-	-	-	-	-
Subtotal	**57,156**	**50,663**	**12.8%**	**81,816**	**53,077**	**54.1%**
Changes in operating assets and liabilities:						
(Increase) / Decrease in trade and other receivables	(15,283)	(17,009)	10.1%	(43,937)	7,426	n.a
(Increase) / Decrease in inventories	(22,383)	(59,458)	62.4%	(37,455)	(54,169)	30.9%
Investment in other companies	-	-	n.a	-	-	n.a
(Increase) / Decrease in biological assets	(2,204)	28,554	n.a	15,538	38,131	(59.3%)
(Increase) / Decrease in other assets	(9)	6	n.a	(60)	12	n.a
(Increase) / Decrease in derivative financial instruments	(15,197)	14,496	n.a	(19,623)	25,805	n.a
Increase/(Decrease) in trade and other payables	2,074	(13,937)	n.a	11,511	(26,962)	n.a
(Decrease)/Increase in payroll and social security liabilities	(1,060)	1,478	n.a	1,243	1,964	(36.7%)
(Increase)/Decrease in provisions for other liabilities	1,126	(260)	n.a	1,640	(241)	n.a
Net cash generated in operating activities before interest and taxes paid	**4,220**	**4,533**	**(6.9%)**	**10,673**	**45,043**	**(76.3%)**
Income tax paid	(845)	(62)	(12.63)	(911)	(152)	499.3%
Net cash generated from operating activities	**3,375**	**4,471**	**(24.5%)**	**9,762**	**44,891**	**(78.3%)**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(30,112)	(31,982)	5.8%	(60,034)	(93,151)	35.6%
Purchases of intangible assets	(140)	(616)	77.3%	(804)	(811)	0.9%
Purchase of cattle and non current biological assets planting cost	-	-	n.a	-	-	n.a
Interest received	1,825	2,338	(21.9%)	4,621	4,906	(5.8%)
Investments in joint ventures	-	-	n.a	-	-	n.a
Proceeds from sale of farmland and other assets	-	-	n.a	-	-	n.a
Proceeds from sale of property, plant and equipment	601	297	102.4%	754	424	77.8%
Proceeds from disposal of subsidiaries	-	-	n.a	-	-	n.a
Loans to subsidiaries	-	(7,351)	n.a	-	(7,912)	n.a
Net cash used in investing activities	**(27,826)**	**(37,314)**	**25.4%**	**(55,463)**	**(96,544)**	**42.6%**
Cash flows from financing activities:						
Net proceeds from the sale of minority interest in subsidiaries	-	-	n.a	-	-	n.a
Proceeds from equity settled share-based compensation exercised	124	543	(77.2%)	276	1,177	(76.6%)
Proceeds from long-term borrowings	2,534	6,128	(58.6%)	42,701	166,874	(74.4%)
Payments of long-term borrowings	(42,314)	(37,739)	(12.1%)	(69,514)	(48,928)	(42.1%)
Net increase in short-term borrowings	13,582	32,283	(57.9%)	52,567	17,689	197.2%
Interest paid	(11,739)	(10,538)	(11.4%)	(20,504)	(20,256)	(1.2%)
Purchase of own shares	-	-	n.a	-	-	n.a
Payment of derivatives financial instruments	(1,213)	-	n.a	(1,213)	-	n.a
Net cash generated from financing activities	**(39,026)**	**(9,323)**	**(318.6%)**	**4,313**	**116,556**	**(96.3%)**
Net increase/(decrease) in cash and cash equivalents	**(63,477)**	**(42,166)**	**(50.5%)**	**(41,388)**	**64,903**	**n.a**
Cash and cash equivalents at beginning of period	223,688	198,279	12.8%	198,894	113,795	74.8%
Effect of exchange rate changes on cash and cash equivalents	7,376	7,353	0.3%	10,081	(15,232)	n.a
Cash and cash equivalents at end of period	**167,587**	**163,466**	**2.5%**	**167,587**	**163,466**	**2.5%**

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2Q16

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position			
$ thousands	June 30, 2016	December 31, 2015	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	830,705	540,218	53.8%
Investment property	4,158	4,796	(13.3%)
Intangible assets	17,778	16,661	6.7%
Biological assets	7,818	253,005	(96.9%)
Investments in joint ventures	-	-	n.a
Financial Assets	-	-	n.a
Deferred income tax assets	41,906	60,857	(31.1%)
Trade and other receivables	21,749	21,795	(0.2%)
Other assets	726	651	11.5%
Total Non-Current Assets	**924,840**	**897,983**	**3.0%**
Current Assets			
Biological assets	126,748	46,265	174.0%
Inventories	144,516	77,703	86.0%
Trade and other receivables	195,612	145,011	34.9%
Derivative financial instruments	7,346	4,849	51.5%
Cash and cash equivalents	167,587	198,894	(15.7%)
Total Current Assets	**641,809**	**472,722**	**35.8%**
TOTAL ASSETS	**1,566,649**	**1,370,705**	**14.3%**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	-
Share premium	941,222	937,674	0.4%
Cumulative translation adjustment	(519,461)	(567,133)	(8.4%)
Equity-settled compensation	15,071	16,631	(9.4%)
Cash flow hedge	(71,940)	(137,911)	(47.8%)
Other reserves	-	-	n.a
Treasury shares	(1,201)	(1,936)	(38.0%)
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	n.a
Retained earnings	32,508	62,923	(48.3%)
Equity attributable to equity holders of the parent	**621,346**	**535,395**	**16.1%**
Non controlling interest	7,693	7,335	4.9%
TOTAL SHAREHOLDERS EQUITY	**629,039**	**542,730**	**15.9%**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	1,457	1,911	(23.8%)
Borrowings	494,201	483,651	2.2%
Deferred income tax liabilities	14,140	15,636	(9.6%)
Payroll and social security liabilities	1,069	1,236	(13.5%)
Derivatives financial instruments	-	119	
Provisions for other liabilities	1,781	1,653	7.7%
Total Non-Current Liabilities	**512,648**	**504,206**	**1.7%**
Current Liabilities			
Trade and other payables	65,843	53,731	22.5%
Current income tax liabilities	2,645	962	174.9%
Payroll and social security liabilities	26,027	22,153	17.5%
Borrowings	296,856	239,688	23.9%
Derivative financial instruments	31,938	6,575	385.7%
Provisions for other liabilities	1,653	660	150.5%
Total Current Liabilities	**424,962**	**323,769**	**31.3%**
TOTAL LIABILITIES	**937,610**	**827,975**	13.2%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,566,649**	**1,370,705**	**14.3%**

31